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Mail Processing
Section

MAR 28 2008

08030878

Washington, DC
108

AB
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67649

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DellaCamera Options Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Park Avenue, Suite 3300
(No. and Street)

New York, — New York — 10166
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Vince Spinnato — (212) 808-3594
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street — New York — N.Y. — 10004
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 2 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Ralph DellaCamera, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DellaCamera Options Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

Notary Public

CHRISTINA DELLACAMERA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01DE6146999
Qualified In New York County
My Commission Expires July 17, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders of
DellaCamera Options Inc.

We have audited the accompanying statement of financial condition of DellaCamera Options Inc. (the "Company") as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of DellaCamera Options Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
March 26, 2008

60 Broad Street
25th Floor
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

DellaCamera Options Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Cash	$ 2,435
Securities owned, at market value	33,024,600
Receivable from clearing broker	12,413,211
Membership in CBOE owned (market value $3,125,000)	2,900,000
Computer and equipment, less accumulated depreciation of $1,307	10,459
Deferred tax assets	312,000
Interest and dividends receivable	13,894
Total assets	$48,866,599

LIABILITIES AND STOCKHOLDERS' EQUITY

Securities sold, not yet purchased, at market value	$36,469,708
Accounts payable and accrued expenses	78,634
Other liabilities	7,444
Total liabilities	36,555,786
Common stock ($.01 par value, authorized 1,000 shares, issued 1,000 shares)	10
Additional paid-in capital	13,064,186
Accumulated deficit	(943,383)
Total stockholders' equity	12,120,813
Total liabilities and stockholders' equity	$48,676,599

The accompanying notes are an integral part of this statement.

DellaCamera Options Inc.

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2007

NOTE A - ORGANIZATION

DellaCamera Options Inc. (the "Company"), a subsidiary of DellaCamera Capital Master Fund, Ltd. (the "Parent"), a Cayman Islands investment company, is a corporation formed under the laws of Delaware on May 21, 2007. On June 20, 2007, the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission ("SEC") and a member of the Chicago Board Options Exchange ("CBOE").

The Company, which commenced its operations on July 1, 2007, is a remote options market maker on the CBOE and trades options and equity securities for its proprietary accounts. It deals exclusively with other registered brokers and dealers. It does not effect transactions for or on behalf of public customers. The Company clears all securities transactions through its clearing broker.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Proprietary securities transactions are recorded on a trade-date basis.

Securities owned and securities sold, not yet purchased, are reported in the statement of financial condition at market value based upon quoted market prices.

Marketable securities owned and sold, not yet purchased that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market are valued at their last sales price as of the reporting date. Listed options are valued at the mid of the bid and ask prices. Other securities traded in the over-the-counter markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

Computer equipment and software are carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets.

The Company's exchange membership, which represents ownership interest in the exchange and provides the Company with the right to conduct business on the exchange, is recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. There were no exchange membership impairments in 2007.

DellaCamera Options Inc.

NOTES TO STATEMENT OF FINANCIAL CONDITION (continued)

December 31, 2007

NOTE B (continued)

The Company uses Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires the use of an asset and liability approach for financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN No. 48"). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN No. 48 prescribes a minimum recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The application of FIN 48 is required for fiscal years beginning after December 15, 2007. Management is currently evaluating the impact the adoption of FIN 48 will have on the Company's financial statement disclosures.

During September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement" ("SFAS No. 157"), which is effective for all fiscal years beginning after November 15, 2007 and applies to all financial instruments that are being measured and reported on a fair value basis. As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Management is currently evaluating the impact the adoption of SFAS 157 will have on the Company's financial statement disclosures.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

At December 31, 2007, securities owned and securities sold, not yet purchased, consist of the following at market values: .

	Owned	Sold, Not Yet Purchased
Common stocks	$21,806,683	$25,309,488
Options	11,217,917	11,160,220
	$33,024,600	$36,469,708

NOTE D - TRANSACTIONS WITH CLEARING BROKER

Pursuant to a clearing agreement, the Company's clearing broker, Goldman Sachs, provides securities clearance, settlement and custodial services for the Company.

NOTE E - RELATED PARTY TRANSACTIONS

The Parent of the Company is managed by DellaCamera Management, LLC. (the "Investment Manager"). The Investment Manager provides research and other operational and administrative support services to the Company at no cost. The Investment Manager is compensated by the Parent pursuant to the investment management agreement with the Parent.

NOTE F - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital, as defined, of $100,000 or 12-1/2% of aggregate indebtedness during the first 12 months of operations (6-2/3% thereafter), as defined, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2007, the Company had net capital of $6,748,563, which exceeded its requirement of $100,000 by $6,648,563.

DellaCamera Options Inc.

NOTES TO STATEMENT OF FINANCIAL CONDITION (continued)

December 31, 2007

NOTE F (continued)

Proprietary accounts held at the clearing broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, for the clearing brokers to perform a computation for PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

NOTE G - INCOME TAXES

Deferred income taxes reflect the impact of "temporary differences" between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. At December 31, 2007, the Company had carryforward losses of approximately $1,255,000 which may be used to offset future U.S. Federal, state and local taxable income through 2027. The Company's deferred tax asset of $312,000, which is net of a valuation allowance of $190,000 at December 31, 2007 is primarily related to such net operating loss benefit.

NOTE H - SUBSEQUENT EVENTS

Effective February 28, 2008, the Company voluntarily terminated its status as a remote market maker with the CBOE.

In addition, the Company purchased another CBOE membership seat during 2008 and has entered into agreements to lease both membership seats for rental income.